U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-23031


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and 10-KSB    [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q and 10-QSB    [ ] Form N-SAR

     For the Period Ended:  June 30, 2000
                            -------------

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

     For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                          Dynamic Health Products, Inc.
                     ---------------------------------------
                             Full Name of Registrant


                        ---------------------------------
                            Former Name if Applicable

                              6950 Bryan Dairy Road
                        ---------------------------------
            Address of Principal Executive Office (Street and Number)

                              Largo, Florida 33777
                          -----------------------------
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X]   |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense;
       |
 [ ]   |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K, Form 20-F, Form 11-K or Form  N-SAR, or portion
       |       thereof will be filed on or before the 15th calendar  day
       |       following the prescribed due date; or the subject quarterly
       |       report or transition report on Form 10-Q, or portion thereof will
       |       be filed on or before the fifth calendar day following the
       |       prescribed due date; and
       |
 [ ]   |   (c) The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Dynamic Health Products, Inc. (the "Company") could not file its Form 10-QSB for the three months ended June 30, 2000 within the prescribed time period because of a delay in receipt of information requested from a third party, thus causing a delay in the accurate completion of the Company's consolidated financial statements for the period.

     The Company is diligently working to complete the Form 10-QSB and expects to file it in its entirety on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Carol Dore-Falcone           727        544-8866
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            (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

                          Dynamic Health Products, Inc.
        ----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2000                         By: /s/ Carol Dore-Falcone
-------------------------------               --------------------------------
                                              Name: Carol Dore-Falcone
                                              --------------------------------
                                              Title:  Chief Financial Officer
                                               -------------------------------

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)

                                  ATTACHMENT A


         The Company expects that results of operations for the three months ended June 30, 2000 will not be comparable to the three months ended June 30, 1999 primarily due to two facts.

         First, for the three months ended June 30, 1999, the Company had distribution revenues of approximately $12.2 million and net income of approximately $41,000 from its subsidiary, Becan Distributors, Inc. and its subsidiary Discount Rx, Inc. (collectively "Becan"), which was subsequently sold by the Company on November 26, 1999.

         Second, for the three months ended June 30, 2000, the Company had distribution revenues of approximately $1.9 million and net income of approximately $251,000 from its subsidiary, Dynamic Life Korea LTD, which commenced operations in April 2000.